                                                                    EXHIBIT 99.1





NEWS RELEASE


CONTACT:         Investor Relations            (NYSE-BMC)
                 (612) 851-6000                FOR IMMEDIATE RELEASE


            BMC INDUSTRIES, INC. REPORTS FIRST QUARTER 2000 EARNINGS

April 25, 2000 - Minneapolis, MN - BMC Industries, Inc. reported net earnings for the first quarter ended March 31, 2000 of $2.3 million, or $0.08 per diluted share. This compares to net earnings of $3.2 million, or $0.12 per diluted share, in the first quarter of 1999. Total first quarter revenue increased 5% from $84.6 million in 1999 to $88.8 million in 2000.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated, "Both of our businesses have started the year on a positive note. Vision-Ease showed revenue growth during the quarter and improved revenue mix driven by strong sales of higher-margin Outlook(TM) polycarbonate progressive and SunRx -Registered Trademark- polarized polycarbonate lenses. Buckbee-Mears revenue increased 7% over the prior year quarter and more importantly showed improving revenue mix reflecting favorable market shifts to larger-sized entertainment and computer monitor masks. Improved manufacturing processes also contributed to a 62% increase in earnings for Buckbee-Mears over the prior year period."

BMC's Optical Products group generated revenue of $35.4 million in the first quarter of 2000, up 2%, or $0.8 million, over the prior year quarter. Sales of high-end products (polycarbonate, progressive and polarizing sun lenses) increased 21% in first quarter 2000 from the prior year quarter and accounted for 62% of total first quarter 2000 revenues, compared to 52% in first quarter 1999.

High-end sales growth was due primarily to strong sales of Outlook(TM) progressive polycarbonate lenses, which were introducEd last year and a 103% increase in SunRx -Registered Trademark- polarized polycarbonate lens sales.

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First quarter Optical Product's earnings were $2.0 million compared to $5.6 million in the prior year quarter. Earnings were negatively impacted by higher product costs related to lenses produced during 1999. Vision-Ease has addressed these production issues by implementing several changes, including expanding production capabilities at its existing Jakarta, Indonesia facility and optimizing lens production among its facilities. Increased research and development spending and higher bad debt reserves due to the bankruptcy filing of a major customer during the quarter also negatively impacted Vision-Ease's first quarter earnings.

During the quarter, Vision-Ease continued its European polycarbonate expansion efforts by acquiring the assets of La Haute Lunette De Paris SA (HLP), an optical lens laboratory located outside Paris, France, which has been renamed Vision-Ease France, SAS. Vision-Ease France will specialize in polycarbonate lens processing and joins the existing optical laboratory operation in Mullheim, Germany. These labs are the foundation for Vision-Ease's expanded polycarbonate distribution capabilities as European optical markets begin to transition from plastic to polycarbonate ophthalmic lenses.

First quarter revenue from Buckbee-Mears, which includes both the Mask Operations and Buckbee-Mears St. Paul ("BMSP"), increased 7% from $50.0 million in 1999 to $53.3 million in 2000.

Sales of computer monitor masks increased 59% in first quarter 2000 as compared to first quarter 1999. This increase is due to incremental revenue from the Cortland monitor mask line that was restarted in first quarter 1999 and the continued migration to larger-sized monitor masks. Sales of entertainment masks declined 4% in first quarter 2000 as compared to the prior year quarter. However, more important is the migration to higher-margin jumbo screen entertainment masks, which increased 42% over the prior year quarter. BMSP sales in the first quarter declined from the same period a year ago due primarily to a strategic effort to concentrate on higher-volume business opportunities, which is expected to diversify its sales base.

Buckbee-Mears first quarter earnings increased $2.2 million, or 62%, from $3.6 million in 1999 to $5.8 million in 2000. This increase is due primarily to the improved revenue mix, improved production yields across all manufacturing lines and lower product costs attributable to the automated inspection system that was installed on both monitor mask lines. Automated inspection is scheduled for installation on the entertainment mask manufacturing lines over the course of 2000.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, ability to implement the Optical Products group's initiatives in strategic polycarbonate marketing and manufacturing adjustments;

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ability to grow European sales through the operation of processing laboratories;
lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines and imbalances of supply and demand; customer product qualifications; liability and other claims asserted against the Company; continued slowdown at BMSP; ability to partner with new BMSP customers or transition development relationships into full scale production; new product development, introduction and acceptance; cost reduction and reorganization efforts; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and LCD monitors; continued higher manufacturing costs; adjustments to inventory valuations; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; ability to recruit and retain key personnel; and the effect of regional or global economic slowdowns. Certain of these and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 1999 and other documents filed with the Securities and Exchange Commission.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC". For more information about BMC Industries, Inc., visit the Company's website:
WWW.BMCIND.COM.

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                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)



                                                                      Three Months Ended
                                                                                March 31
                                                               -----------------------------------
                                                                         2000              1999
--------------------------------------------------------------------------------------------------
Revenues                                                        $      88,751      $     84,645
Cost of products sold                                                  76,687            71,078
--------------------------------------------------------------------------------------------------
Gross Margin                                                           12,064            13,567
Selling                                                                 4,279             4,365
Administrative                                                          1,290             1,233
--------------------------------------------------------------------------------------------------
Income from Operations                                                  6,495             7,969
--------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                                  (3,215)           (3,463)
     Interest income                                                       22                 5
     Other income (expense)                                                 -               390
--------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                            3,302             4,901
Income taxes                                                            1,001             1,710
--------------------------------------------------------------------------------------------------

Net Earnings                                                    $       2,301      $      3,191
==================================================================================================

Net Earnings Per Share:
     Basic                                                      $        0.08      $       0.12
     Diluted                                                             0.08              0.12
==================================================================================================
==================================================================================================

Number of Shares Included in Per Share Computation:
     Basic                                                             27,384            27,201
     Diluted                                                           27,599            27,405
==================================================================================================


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                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

--------------------------------------------------------------------------------------------------------
                                                                   MARCH 31                DECEMBER 31
                                                                       2000                        1999
--------------------------------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                 $            1,998      $              1,146
Trade accounts receivable, net                                        46,096                    42,025
Inventories                                                           81,576                    82,312
Deferred income taxes                                                 12,148                    11,588
Other current assets                                                  12,955                    12,580
--------------------------------------------------------------------------------------------------------
     Total Current Assets                                            154,773                   149,651
--------------------------------------------------------------------------------------------------------

Property, plant and equipment                                        278,801                   278,807
Less accumulated depreciation                                        130,664                   127,569
--------------------------------------------------------------------------------------------------------
     Property, Plant and Equipment, Net                              148,137                   151,238
--------------------------------------------------------------------------------------------------------
Deferred income taxes                                                 10,383                     9,221
Intangible assets, net                                                67,348                    68,232
Other assets, net                                                      5,313                     5,211
========================================================================================================

TOTAL ASSETS                                              $          385,954      $            383,553
========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------

Short-term borrowings                                     $            1,254      $              2,303
Accounts payable                                                      30,823                    30,342
Income taxes payable                                                   8,630                     8,093
Accrued expenses and other current liabilities                        24,225                    19,197
--------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                        64,932                    59,935
--------------------------------------------------------------------------------------------------------

Long-term debt                                                       162,877                   165,959
Other liabilities                                                     18,552                    18,522
Deferred income taxes                                                  2,631                     2,715

Stockholders' equity
     Common stock                                                     49,121                    49,077
     Retained earnings                                                94,510                    92,620
     Accumulated other comprehensive income (loss)                    (4,923 )                  (3,495 )
     Other                                                            (1,746 )                  (1,780 )
--------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                  136,962                   136,422
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $          385,954      $            383,553
========================================================================================================

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                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                                       Three Months Ended March 31
                        -------------------------------------------------------------------------------------------------
                                 Buckbee-Mears               Optical Products                   Consolidated
                        -------------------------------------------------------------------------------------------------
                               2000               1999       2000              1999           2000              1999
-------------------------------------------------------------------------------------------------------------------------

Revenues                $    53,318        $    49,999  $  35,433       $    34,646    $    88,751       $    84,645
Cost of products sold        46,229             45,089     30,458            25,989         76,687            71,078
-------------------------------------------------------------------------------------------------------------------------
Gross Margin                  7,089              4,910      4,975             8,657         12,064            13,567
Gross Margin %                 13.3%               9.8%      14.0%             25.0%          13.6%             16.0%
Selling                       1,325              1,357      2,954             3,008          4,279             4,365
Unallocated corporate
    administration                -                  -          -                 -          1,290             1,233
-------------------------------------------------------------------------------------------------------------------------
Income from Operations  $     5,764        $     3,553      2,021       $     5,649    $     6,495       $     7,969
=========================================================================================================================

Operating income %             10.8%               7.1%       5.7%             16.3%           7.3%              9.4%

Capital spending                                                                       $     3,217       $     2,504

Depreciation and
amortization                                                                           $     6,081       $     5,647

EBITDA                                                                                 $    12,598       $    14,011

EBITDA %                                                                                      14.2%             16.6%


                                      -30-